Filed pursuant to Rule 424(b)(5)

Registration No. 333-89132

XM SATELLITE RADIO HOLDINGS INC.

Direct Stock Purchase Plan

$150,000,000

This prospectus relates to our Direct Stock Purchase Plan. The plan is designed to provide investors with a convenient and economical way to purchase shares of our Class A common stock. Under the plan, participants may:

•	Purchase their first shares of our Class A common stock by making an initial cash investment of at least $1,000 and up to $10,000.

•	Purchase additional shares of our Class A common stock by making optional cash investments at any time of at least $100 per payment and up to a maximum of $10,000 per month.

•	Make optional cash investments in excess of $10,000 per month, but only after submission of a written request for waiver has been made to us and after we have given our written approval, which we may grant or refuse to grant in our sole discretion.

•	On investments in excess of $10,000 that we approve, purchase newly issued shares of our Class A common stock at a discount of up to 5%, as we may determine from time to time in our sole discretion.

•	Elect to automatically reinvest cash dividends, if any, that we pay in the future on all or a portion of their shares of Class A common stock.

Our Class A common stock is quoted on the Nasdaq National Market under the symbol “XMSR.”

Investing in our securities involves risks. See “Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 5, 2003

You should rely only on the information incorporated by reference or provided in this document and any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any jurisdiction where it is unlawful. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

References in this prospectus to the terms “we,” “our” or “us” or other similar terms mean XM Satellite Radio Holdings Inc. and its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made and incorporated by reference statements in this document that constitute “forward-looking statements” as that term is defined in the federal securities laws. These forward-looking statements concern our operations, economic performance and financial condition. The forward-looking statements are subject to various known and unknown risks, uncertainties and other factors. When we use words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions, we are making forward-looking statements.

Although we believe that our forward-looking statements are based on reasonable assumptions, our expected results may not be achieved and actual results may differ materially from our expectations. Important factors that could cause actual results to differ from expectations include, among others, those set forth below. For a more detailed discussion of some of these factors, please read carefully the information under “Risk Factors” in our Annual Report on Form 10-K, filed with the SEC on March 31, 2003.

•	Our significant expenditures and losses;

•	The unproven market for our service;

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•	The health or premature degradation of our satellites, possible failure of insurance to cover fully losses from satellite degradation or delay in receipt of insurance proceeds and resulting need for additional funding;

•	Potential need for additional financing; and

•	Our substantial indebtedness.

These cautionary statements should not be construed by you to be exhaustive and they are made only as of the date of this prospectus. You should read these cautionary statements as being applicable to all forward-looking statements wherever they appear. We assume no obligation to update or revise the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

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OUR BUSINESS

We are a nationwide provider of audio entertainment and information programming for reception by vehicle, home and portable radios. Our digital audio XM Radio service offers 100 channels of music, news, talk, sports and children’s programming for a monthly subscription fee; we also offer one premium channel. We believe XM Radio appeals to consumers because of our innovative and diverse programming, nationwide coverage, numerous commercial free music and talk channels and digital sound quality. Since our nationwide launch on November 12, 2001, we built our subscriber base to over 500,000 subscribers as of April 14, 2003 through multiple distribution channels, including an exclusive distribution arrangement with General Motors, other automotive manufacturers, car audio dealers and national electronics retailers.

From our nationwide launch through the end of the third quarter of 2002, distribution of our product was almost exclusively through the aftermarket (the sale of radios by consumer electronics retailers and others for installation in automobiles after purchase). Starting with the 2003 automobile model year, which began in late summer 2002, General Motors began making XM Radio available as original equipment in new vehicles. Through an exclusive distribution arrangement with us, General Motors is currently offering 25 models of XM Radio-equipped cars, light trucks and SUVs under the Buick, Chevrolet, Oldsmobile, Cadillac, Pontiac and GMC brand names and will expand to 44 GM models for the 2004 model year. Honda, Isuzu, Nissan, Infiniti, Toyota and Volkswagen/Audi have announced that XM Radio will be available in several popular makes and models, including the Honda Accord, Nissan Pathfinder and Toyota Scion. Broad distribution of XM Radio through the new automobile market is a central element in our business strategy.

We also continue to promote XM Radio actively in the automobile aftermarket. XM radios are available under the Sony, Alpine, Pioneer and Delphi brand names at national consumer electronics retailers, such as Circuit City, Best Buy, participating Radio Shack dealers and franchisees, Wal-Mart and others. Delphi has introduced the XM SKYFi, a plug-and-play device that offers an enhanced display and attractive pricing. We consider the introduction of the SKYFi product a significant milestone, marking the launch of the second generation of XM radios at a lower cost to consumers than the first generation products, with an enhanced display and true portability from the car to home stereo systems to a boom box. After the retail aftermarket and factory-installed automobile market, this opening up of the home and portable radio market is the third major element of a marketing strategy to increase the availability of XM radio across new markets. At the 2003 Consumer Electronics Show, the SKYFi audio system was named a finalist for the Best of CES award.

We believe, based on our experience in the marketplace, surveys, work with focus groups and market data, that there is a significant market for XM Radio. Over 75% of the entire United States population age 12 and older listens to the radio daily, and over 95% listens to the radio weekly. However, many radio listeners have access to only a limited number of radio stations and listening formats offered by traditional AM/FM radio.

We offer our consumers a unique listening experience by providing diverse programming, coast-to-coast coverage, a substantial number of commercial free channels and clear sound with our digital signals. Our 100 channels (plus one premium channel) include diverse programming designed to appeal to a large audience, and to specific groups that our research has shown are most likely to subscribe to our service, including urban and rural listeners of virtually all ages. Based on listener feedback after our first nine months of broadcasting, we updated our channel lineup and began offering our first premium channel, Playboy Radio. We have original music and talk channels created by our in-house programming unit as well as channels created by well-known providers of brand name programming, including MTV, VH1, ESPN Radio, Radio Disney, CNN, CNBC, Discovery, Fox News, E!, NASCAR, Radio One, Clear Channel, and Hispanic Broadcasting Corporation. We have a team of programming professionals with a successful record of introducing new radio formats and building local and national listenership.

In addition to our subscription fee, we generate revenues from sales of limited advertising time on a number of channels. XM Radio offers a new national radio platform for advertisers that solves many of the problems associated with buying radio advertising nationally on a spot or syndicated basis on traditional AM/FM radio. Through affinity and niche programming, we offer advertisers an effective way to aggregate geographically disparate groups of listeners in their targeted demographic markets. Advertisers on the XM network have included Warner Bros., JC Penney, U.S. Navy, Allstate and Pennzoil.

We transmit the XM Radio signal throughout the continental United States from our two satellites “Rock” and “Roll.” We are planning to launch our spare satellite, presently being modified, as part of a plan to address a solar power anomaly in our existing satellites. We also have a network of approximately 800 terrestrial repeaters, which receive and re-transmit the satellite signals in 60 cities to augment our satellite signal coverage where it might otherwise be affected by buildings, tunnels or terrain.

We raised $1.9 billion of equity and debt net proceeds through March 31, 2003 from investors and strategic partners to fund our operations, including a $475 million financing completed in January 2003, which included $225 million of new funds and $250 million of payment deferrals and a line of credit. As of March 31, 2003, our strategic investors include General Motors, Hughes Electronics/DIRECTV, Clear Channel Communications, American Honda and Hearst Communications; our financial investors include Columbia Capital, Madison Dearborn Partners, AEA Investors, BayStar Capital and Eastbourne Capital. We hold one of only two licenses issued by the Federal Communications Commission to provide satellite digital audio radio service in the United States.

Following the financing, so long as we meet the revenue, expense and cash flow projections of our refined business plan, we expect to be fully funded and will not need to raise additional financing to continue operations. Our business plan contemplates the use of either insurance proceeds and/or vendor financing to launch replacement satellite(s).

Our executive offices are at 1500 Eckington Place, N.E., Washington, D.C. 20002, and our telephone number is (202) 380-4000. We maintain an Internet site on the World Wide Web at www.xmradio.com. Information at our web site is not, and should not be deemed to be, part of this prospectus.

RISK FACTORS

Investing in our securities involves risk. Potential investors are urged to read and consider the risk factors relating to an investment in XM Satellite Radio Holdings Inc. described in our Securities and Exchange Commission filings, which are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also affect our business operations.

SUMMARY OF OUR DIRECT STOCK PURCHASE PLAN

The following summary description of our Direct Stock Purchase Plan is qualified by reference to the full text of the plan contained in this prospectus. Terms used in the summary have the meanings given to them in the plan.

Purpose of Plan

The purpose of the plan is to provide new and existing shareholders with a convenient and economical method of investing cash in shares of our Class A common stock. Because new shares of our Class A common stock may be purchased directly from us, we may receive additional funds, which we will use for general corporate purposes.

Eligibility and Enrollment

If you currently own shares of our Class A common stock, you can participate in the plan by submitting a completed enrollment form. You may participate directly in the plan only if you hold our Class A common stock in your own name. If you hold shares through a brokerage or other account, you may participate directly in the plan by having your shares transferred into your own name or you may arrange to have your broker or other custodian participate on your behalf.

If you do not own any shares of our Class A common stock, you can participate in the plan by making an initial optional cash investment of at least $1,000 by check or money order, or by automatic deduction from your account at a U.S. bank or financial institution.

Optional Cash Investments up to $10,000

If you are currently a shareholder, you can buy shares of our Class A common stock. Current shareholders can invest a minimum of $100 and a maximum of $10,000 per month. Purchases may be made by check, or by automatic monthly deductions from your account at a U.S. bank or financial institution.

New investors can buy their first shares directly through the plan. The minimum initial cash investment is $1,000 by check. Initial cash investments cannot exceed $10,000 unless we have granted your request for waiver.

Optional Cash Investments in excess of $10,000—Request for Waiver

Optional cash investments by current shareholders and initial optional cash investments by new investors in excess of $10,000 may be made pursuant to a request for waiver that we have granted.

We may from time to time grant waivers to investors who wish to invest significantly more than $10,000. The aggregate value of shares of Class A common stock that we sell under the plan may not exceed $150,000,000. However, we may amend the plan to increase this amount at any time.

Reinvestment of Dividends

If you are currently a shareholder, you can reinvest your cash dividends on some or all of your Class A common stock in additional shares of our Class A common stock. However, it is unlikely that we will pay cash dividends on our Class A common stock in the foreseeable future.

Purchase Date

Investment dates under the plan are set forth in Schedule A to the plan and occur approximately once per month.

Source of Shares

The plan administrator will purchase shares of Class A common stock either directly from us as newly issued shares of Class A common stock or treasury shares, or from parties other than us, either in the open market or in privately negotiated transactions or through a combination of the above.

Purchase Price

If the plan administrator purchases shares of our Class A common stock directly from us with reinvested dividends or optional cash investments of up to $10,000, the plan administrator will pay a price equal to 100% of the average of the high and low sale prices for a share of our Class A common stock as reported by the Nasdaq Stock Market on the investment date, or if no trading occurs in shares of our Class A common stock that day, the first trading day immediately preceding the investment date for which trades are reported.

If the plan administrator purchases shares of our Class A common stock directly from us with optional cash investments of greater than $10,000, the plan administrator will pay a price equal to the volume weighted average price obtained from Bloomberg, LP (or other similar service), rounded to three decimal places, if necessary, for each day during the 10-day pricing period ending on the investment date (see Schedule A on page 28 for information on the pricing period and investment dates). The purchase price paid by the plan administrator for optional cash investments of greater than $10,000 may be discounted by up to 5% at our sole discretion.

If the plan administrator purchases shares of our Class A common stock in the open market or in privately negotiated transactions, then the purchase price to participants will be equal to the weighted average price of all shares purchased.

Number of Shares Offered

The aggregate value of shares of Class A common stock we may offer under the plan is $150,000,000. We may increase this amount by amendment in our sole discretion at any time.

DESCRIPTION OF OUR DIRECT STOCK PURCHASE PLAN

The following questions and answers explain and constitute our Direct Stock Purchase Plan, which we refer to below as the plan.

1.    WHAT IS THE PURPOSE OF THE PLAN?

The plan is intended to provide investors with a simple, convenient and economical method of purchasing shares of our Class A common stock.

In turn, the plan provides us with an economical and flexible mechanism to raise equity capital through sales of our Class A common stock. To the extent shares of Class A common stock are purchased directly from us under the plan, we will receive proceeds that we will use for our general corporate purposes. We will not, however, receive any proceeds from shares of our Class A common stock that the plan administrator may purchase, at our direction, in the open market or in negotiated transactions with third parties in order to supply shares issued to participants under the plan.

2.    WHAT OPTIONS ARE AVAILABLE UNDER THE PLAN?

The plan allows participants to:

•	make initial cash investments in our Class A common stock in amounts of at least $1,000 and up to $10,000;

•	make additional cash investments in our Class A common stock in amounts of at least $100 per payment and up to $10,000 per month, or more if a request for waiver is granted by us; and

•	have cash dividends, if any, that we pay in the future on our Class A common stock automatically reinvested in additional shares of our Class A common stock, although it is unlikely we will pay cash dividends in the foreseeable future.

3.    WHAT ARE THE ADVANTAGES OF PARTICIPATING IN THE PLAN?

Participants in the plan will enjoy certain benefits:

•	You will be able to purchase our Class A common stock without paying any brokerage commission (unless we authorize the plan administrator to purchase shares of our Class A common stock in the open market or in privately negotiated transactions with third parties) and, for purchases in excess of $10,000 per month, potentially at a discount of up to 5%, which discount will be determined at our sole discretion.

•	Your funds will be fully invested because the plan permits fractions of shares to be credited to your account, although fractional share certificates will not be issued.

•	You can be free of cumbersome safekeeping requirements, as our custodial service will safely hold your shares in book-entry form.

•	You will have a simple way of making periodic cash investments in our company, when and as you choose, in order to build your ownership over time and also to utilize dollar-cost-averaging if such technique is part of your general investment strategy.

•	You may direct the plan administrator to sell or transfer all or a portion of the shares held in your plan account and therefore you may find the plan an economical way to liquidate holdings from time to time.

•	You will receive periodic statements, called statements of holdings, reflecting all current activity in your plan account, including purchases, sales and latest balances, which will simplify your record keeping.

4.    WHAT ARE THE DISADVANTAGES OF INVESTING IN XM SATELLITE RADIO HOLDINGS INC. THROUGH THE PLAN?

The plan may present certain disadvantages to a participant as compared to investing in our company through a brokerage firm:

•	We may, without giving you prior notice, change our determination as to whether the plan administrator will purchase shares of Class A common stock directly from us, in the open market or in privately negotiated transactions from third parties.

•	You will not know the actual number of shares purchased in any month for your account under the plan until after the applicable investment date.

•	Because the investment price may represent an average of numerous market prices, it may actually exceed the price at which you could have purchased shares in the open market on the investment date.

•	Because optional cash investments are not necessarily invested by the plan administrator immediately upon receipt, those payments may be exposed to changes in market conditions for a longer period of time than in the case of typical secondary market transactions.

•	Sales of shares for participants that have made valid sale elections during any month are made at specified times and in a manner designed not to disrupt the market for our Class A common stock. Accordingly, you may experience delays in the execution of sales of your shares held in the plan.

•	On purchases in excess of $10,000 that we approve, you may not be able to depend on the availability of a discount on newly issued shares acquired under the plan. While a discount from market prices of up to 5% may be established for a particular period, a discount for one period will not ensure the availability of the same discount or any discount in future periods. For any period we may, without giving you prior notice, change or eliminate the discount.

•	Shares deposited in a plan account may not be pledged. If you desire to pledge shares deposited in a plan account, you must withdraw the shares from the plan.

•	From time to time, financial intermediaries may engage in positioning transactions in order to benefit from the discount from the market price of the shares of our Class A common stock acquired through the reinvestment of dividends and optional cash investments under the plan. Transactions of this type may cause fluctuations in the trading volume of our Class A common stock. We reserve the right to modify, suspend or terminate participation in the plan by otherwise eligible holders of our stock in order to eliminate practices that are not consistent with the purposes of the plan.

•	You will pay brokerage commissions and fees on the purchase and sale of our Class A common stock held in your plan account. You will be charged for your pro rata share of brokerage commissions on the purchase of shares of our Class A common stock that are acquired in the open market or in privately negotiated transactions with third parties for your plan account should we elect not to issue such shares directly.

•	You will not receive interest on funds held by the plan administrator pending investment or on funds returned if we suspend or terminate the plan.

5.    WHO WILL ADMINISTER THE PLAN?

The plan will be administered by EquiServe Trust Company, N.A., or any successor plan administrator we designate. EquiServe Inc., an affiliate of EquiServe and a transfer agent registered with the Securities and Exchange Commission, acts as service agent for EquiServe. The plan administrator acts as agent for participants, keeps records of the accounts of participants, sends regular account statements to participants, and performs other duties relating to the plan. Shares purchased for each participant under the plan will be held by the plan administrator and will be registered in the name of such participant unless and until a participant requests that a stock certificate for all or part of such shares be issued, as more fully described in this prospectus. Correspondence with the plan administrator should be sent to:

XM Satellite Radio Holdings Inc.

c/o EquiServe Trust Company, N.A.

P.O. Box 43010

Providence, RI 02940-3010

Plan participants may also contact the plan administrator by telephoning (781) 575-3400. Customer service representatives are available between the hours of 9:00 a.m. and 5:00 p.m., Eastern Time, Monday through Friday.

6.	WHO IS ELIGIBLE TO PARTICIPATE IN THE PLAN?

Our existing shareholders, as well as persons seeking to purchase their first shares in our company, may participate in the plan.

A registered holder, which means a shareholder whose shares of Class A common stock are registered in our stock transfer books in his or her name, may participate in the plan directly. A beneficial owner, which means a shareholder whose shares are registered in our stock transfer books in a name other than his or her name, for example, in the name of a broker, bank, or other nominee, must either become a registered holder by having the shares transferred into his or her name, make arrangements with his or her broker, bank or other nominee to participate in the plan on the participant’s behalf, or follow procedures for interested investors who are not already shareholders.

An interested investor that is not currently a shareholder may participate in the plan by making an initial cash investment in our Class A common stock of not less than $1,000 and not more than $10,000. In some circumstances, however, we may permit greater optional cash investments if an appropriate waiver is filed with us and accepted.

The right to participate in the plan is not transferable to another person. We reserve the right to exclude from participation in the plan persons who use the plan to engage in short-term trading activities that cause aberrations in the trading of our Class A common stock. In addition, we reserve the right to treat optional cash investments submitted on forms reflecting participants with the same name, address or social security or taxpayer identification number as a single investment for purposes of determining whether the maximum investment of $10,000 per month would be exceeded.

If you live outside the U.S. and are not a citizen, you can participate in the plan provided there are not any laws or governmental regulations that would prohibit your participation in the plan. We reserve the right to terminate participation of any shareholder if we deem it advisable under any foreign laws or regulations. All plan funds must be in U.S. funds and drawn on a U.S. financial institution. If you are not in the U.S., please contact your financial institution to verify that they can provide you with a check that clears through a U.S. financial institution and can print the dollar amount in U.S. funds. Due to the longer clearing period, we are unable to accept checks clearing through non-U.S. financial institutions. Please contact your local financial institution for details on how to make the transaction. If we ever pay dividends to shareholders, all dividends will be subject to withholding under the terms of any applicable tax treaty provisions. Please see Question 8 for additional information on dividend reinvestment.

Participants residing in jurisdictions, foreign or U.S., in which their participation in the plan would be unlawful will not be eligible to participate in the plan.

7.	HOW DOES AN ELIGIBLE PERSON PARTICIPATE IN THE PLAN?

A person may participate in the plan by following the appropriate procedure set forth below.

Our Registered Holders

If you are a registered holder of our Class A common stock, you may enroll in the plan and become a participant by:

•	completing and signing a shareholder authorization form and returning it to the plan administrator at the address set forth in Question 5.

•	enrolling over the Internet by going to www.equiserve.com; or

•	calling the plan administrator at (781) 575-3400.

Please note, that if the shares you currently own are registered in more than one name, for example, joint tenants or trustees, all registered holders of such shares must sign the shareholder authorization form exactly as their names appear on the account registration.

Registered holders may obtain additional information and the necessary shareholder authorization form at any time by contacting the plan administrator at the address or phone number set forth in Question 5.

Our Beneficial Owners

If you are a beneficial owner of our Class A common stock and you desire to participate in the plan, you must:

•	instruct the registered holder who holds the shares of Class A common stock on your behalf, usually a broker, bank or other intermediary, to have all or a portion of those shares registered directly in your name. You would then follow the procedures described above for registered holders; or

•	make arrangements with the broker, bank or other intermediary to participate in the plan on your behalf, the costs of which you would bear.

Alternatively, a beneficial holder may enroll in the plan in the same manner as someone who is not currently an owner of our Class A common stock, as described in the procedures below for interested investors.

Interested Investors Who Do Not Currently Own Our Class A Common Stock.

An interested investor who is not presently one of our shareholders, but desires to become a participant in the plan by making an initial cash investment in our Class A common stock, may join the plan by completing and signing an initial purchase form and either:

•	forwarding it, together with a check in the amount of the initial cash investment of at least $1,000 and not more than $10,000, unless an appropriate waiver is filed with us and accepted, to the plan administrator at the address set forth in Question 5; or

•	agreeing to authorize a minimum of ten (10) consecutive monthly automatic deductions for at least $100.00 from your U.S. bank account (ACH Debit).

Any offer to make an initial cash investment greater than $10,000 must be made in accordance with the procedures described below in Question 14. Initial cash investments can be made by check payable to “EquiServe—XM”. All forms of payment must be in U.S. funds and drawn on a U.S. bank. Cash and third party checks will not be accepted.

Interested investors may obtain additional information and the necessary initial purchase form by contacting the plan administrator at the address or phone number set forth in Question 5. Some state securities laws require that a registered broker-dealer send the information to their residents. A registered broker-dealer, rather than the plan administrator, will forward a copy of this prospectus and the enrollment form to residents of those states.

8.	WHAT IS THE PURPOSE AND EFFECT OF COMPLETING AND FORWARDING THE SHAREHOLDER AUTHORIZATION FORM AND THE INITIAL PURCHASE FORM?

The shareholder authorization form and the initial purchase form will appoint the plan administrator as your agent for purposes of your participation in the plan. The forms direct the plan administrator to apply any optional cash investments made by you, whether transmitted with the shareholder authorization form, the initial purchase form or made at dates subsequent to your enrollment, to the purchase on your behalf of additional full and fractional shares of our Class A common stock in accordance with the plan.

The shareholder authorization form and the initial purchase form also allow participants to provide for the reinvestment of dividends, if any, through the following options:

•	Full dividend reinvestment. This option allows you to reinvest automatically all cash dividends received on all shares of our Class A common stock registered in your name and held in your plan account.

•	Partial dividend reinvestment. This option allows you to receive cash dividends on a specified number of shares of our Class A common stock registered in your name and held in your plan account and to reinvest automatically only the dividends on any remaining shares of Class A common stock.

•	No dividend reinvestment. This option allows you to receive cash dividends on all shares of our Class A common stock registered in your name and held in your plan account.

Any one of the above three options may be selected. In each case, cash dividends, if any, will be reinvested on all shares designated for participation in the plan until the participant specifies otherwise or withdraws from the plan altogether, or until the plan is terminated. Participation in the dividend reinvestment portion of the plan will commence with the next dividend payment date after the plan administrator receives your shareholder authorization form or initial purchase form, as the case may be, provided that the plan administrator receives the form prior to the record date for such dividend payment. If the plan administrator does not receive your shareholder authorization form or initial purchase form prior to the record date for a particular dividend payment, participation in the dividend reinvestment portion of the plan may not commence until the following dividend payment date.

A participant may change his or her dividend reinvestment election at any time by contacting the plan administrator. Changes in the dividend reinvestment election will be effective for a particular dividend payment date provided the request is received prior to the related dividend record date. If a change in the dividend reinvestment election is not received prior to the related dividend record date, the change will not be effective until the following dividend payment date.

Notwithstanding our discussion of your ability to reinvest dividends, it is unlikely that we will pay cash dividends in the foreseeable future and nothing in this prospectus is intended to indicate otherwise.

Any participant who returns a properly executed shareholder authorization form or initial purchase form to the plan administrator without electing a dividend reinvestment option will be enrolled as having selected full dividend reinvestment.

9.	WHAT ARE THE EXPENSES OF THE PLAN, AND WHO PAYS THEM?

If the plan administrator purchases shares of our Class A common stock in the open market or in privately negotiated transactions, each participant will be charged $0.03 per share in connection with such open market purchases or privately negotiated transactions. There is a $5.00 service fee that will be deducted from optional cash investments made by check or online transactions; a $2.50 service fee that will be subtracted from all optional cash investments made by automatic deduction; and a $1.25 service charge for dividend reinvestment (if applicable). There is also a one-time enrollment fee of $10.00, which will be deducted from the initial investment of interested investors who are not already shareholders of XM Satellite Radio Holdings Inc.

In the event that any form of payment is returned unpaid for any reason, such as a returned check, the participant will be subject to a $25.00 fee that will be deducted from the participant’s account.

In addition, participants that request the sale of any of their shares held in the plan must pay a service charge equal to $15.00, plus a commission currently equal to $0.12 per share plus any applicable taxes. The plan administrator may effect any sales of shares for the plan through a broker-dealer, in which case the broker-dealer will receive the commission for effecting the transaction.

The plan administrator may also charge participants for additional services not provided under the plan. Brokers or nominees that participate on behalf of beneficial owners for whom they are holding shares may charge such beneficial owners additional fees in connection with such participation, for which neither the plan administrator nor we will be responsible.

Participation in the plan is voluntary and a participant may discontinue his or her participation at any time.

10.	WHAT ARE THE SOURCES OF SHARES PURCHASED UNDER THE PLAN?

Purchases of shares of our Class A common stock by the plan administrator for participants in the plan may be made, at our election, either (1) directly from us out of our authorized but unissued shares of Class A common stock or treasury stock, (2) in the open market, or (3) in negotiated transactions with third parties.

11.	WHEN ARE SHARES PURCHASED UNDER THE PLAN?

Optional cash purchases for investments under $10,000 will begin on the investment date, which is the last trading day of a pricing period. Newly issued shares will be posted to participants’ accounts as of the applicable investment date. Shares purchased in the open market or in negotiated transactions with third parties, however, will be posted to the participants’ accounts after the settlement period. Settlement normally occurs three business days after the investment is completed. Please see the attached Schedule A for information with respect to pricing periods, investment dates and other information. Schedule A establishes a Cash Purchase Due Date and Cash Purchase Investment Date for each month. If funds for an optional cash purchase under $10,000 are received two business days before a Cash Purchase Investment Date for a given month, the Cash Purchase Investment Date will be the applicable investment date for the purchase. If funds are not received two business days before the Cash Purchase Investment Date for a given month, the applicable investment date will be the Cash Purchase Investment Date for the following month. No interest will be paid on any funds held pending investment.

Pursuant to an approved request for waiver, the plan administrator will only acquire shares of Class A common stock directly from us out of our authorized but unissued shares of Class A common stock or treasury shares. Newly issued shares purchased with optional cash investments over $10,000 will be posted to participants’ accounts as of the investment date as defined above or, if we elect to activate the continuous settlement feature, on ten separate investment dates beginning on the Pricing Period Commencement Date and ending on the Pricing Period Conclusion Date with an equal amount of your optional cash investment being invested on each such day, subject to the qualifications set forth in question 14.

If dividends are declared at some time in the future, purchases with dividend investments will begin on the dividend payment date. Newly issued shares will be posted to participants’ accounts as of the dividend payment date. Purchases with dividend investments in the open market or in negotiated transactions with third parties, however, will be posted to participants’ accounts after the settlement period. Settlement normally occurs three business days after the investment is completed. Dividends that are not invested within 30 days of the dividend date will be paid to the participant.

Purchases of shares of our Class A common stock by the plan administrator on the open market or in negotiated transactions with third parties usually will be completed no later than 30 days after the investment date, except where completion at a later date is necessary or advisable under any applicable securities laws or regulations; provided, however, initial investments and optional cash payments that are not invested within 35 days of receipt will be returned.

12.	HOW IS THE PRICE DETERMINED FOR SHARES ACQUIRED THROUGH THE PLAN?

Each month the plan will acquire shares for participants who have made valid and timely cash investments during that month.

Optional Cash Investments under $10,000

The purchase price of shares acquired through the plan with cash investments of $10,000 or less during any month will be equal to:

•	in the case of newly issued shares of our Class A common stock, the average of the high and low sale prices, computed up to three decimal places, if necessary, of our Class A common stock as reported by the Nasdaq Stock Market on the investment date, as that term is defined above. If no trading is reported for that trading day, the purchase price will be equal to the average of the high and low sale prices of our Class A common stock as reported by the Nasdaq Stock Market on the first trading day immediately preceding the investment date for which trades are reported; or

•	in the case of shares purchased in the open market or in privately negotiated transactions, the weighted average price of all shares purchased.

Optional Cash Investments over $10,000

If a request for waiver is granted by us for an investment of greater than $10,000 in one month, unless the continuous settlement feature has been activated by us as described below, the purchase price of shares acquired through the plan for such an investment will be equal to the volume weighted average price obtained from Bloomberg, LP (unless such service is unavailable, in which case we will designate another service to be utilized prior to the beginning of the pricing period), rounded to three decimal places, if necessary, for the trading hours from 9:30 a.m. to 4:00 p.m., Eastern Time, for each day during the ten consecutive trading days ending on the last day of the pricing period (the investment date) assuming the threshold price is met on each day, less any discount established by us as described in Question 14, calculated pro rata on a daily basis. We will also announce if we intend to activate the optional pricing period extension feature as described below under “—Optional Pricing Period Extension Feature.” For example, if a cash investment of $10 million is made pursuant to an approved request for waiver, the number of shares will be calculated for each day of the pricing period by taking a pro rata portion of the total cash investment for each day of the pricing period, which would be $1 million, and dividing it by the volume weighted average price obtained from Bloomberg, LP or such other service, rounded to three decimal places, if necessary, for the trading hours from 9:30 a.m. to 4:00 p.m., Eastern Time, less the discount. On the last day of the pricing period, the total investment amount, $10 million, will be divided by the total number of shares acquired over the ten days (assuming the threshold price is met each day) in order to establish the purchase price.

During any month when we are proposing to grant requests for waiver for one or more investments of greater than $10,000 in one month, we may elect to activate the continuous settlement feature for such investments by announcing, on or prior to the date for announcement of waiver discounts, that we will be doing so. The purchase price of shares acquired on each investment date will be equal to the volume weighted average price obtained from Bloomberg, LP (unless such service is unavailable, in which case we will designate another service to be utilized prior to the beginning of the pricing period), rounded to three decimal places, if necessary, for the trading hours from 9:30 a.m. to 4:00 p.m., Eastern Time, for each of the ten investment dates during the pricing period, assuming the threshold price is met on that day, less any discount established by us as described in Question 14. The number of shares purchased on each investment date will be equal to one-tenth of the accepted waiver request amount, divided by the purchase price.

For each ten trading day pricing period (assuming the threshold price is met on each day of that period), we would have ten separate investment dates, each one for 1/10 of the accepted waiver request amount, each based on the volume weighted average price for the trading day relating to each of the ten investment dates during the pricing period. For example, if a cash investment of $1,000,000 is made pursuant to an approved request for waiver, there would be ten separate investments, each for $100,000, beginning on the pricing period commencement date and continuing for ten trading days. The number of shares purchased for each investment would be calculated by dividing the $100,000 by the volume weighted average price obtained from Bloomberg, LP or such other service, rounded to three decimal places, if necessary, for the trading hours from 9:30 a.m. to 4:00 p.m., Eastern Time for each investment date. The plan administrator will allocate, and deliver if requested, the shares for such investments beginning on the settlement date for each investment date, which is three business days following each successive investment date.

Optional Pricing Period Extension Feature

For optional cash investments greater than $10,000 made pursuant to a request for waiver, we may elect to extend the initial pricing period by the number of days that the threshold price is not satisfied, or on which there are no trades of our Class A common stock reported by the Nasdaq Stock Market, subject to a maximum of five days. If the threshold price is satisfied, for any additional day that has been added to the initial pricing period, that day will be included as one of the trading days for the pricing period in lieu of the day on which the threshold price was not met or stock not traded. For example, if the threshold price is not satisfied for three of the 10 trading days during an initial pricing period, and we had previously announced that the optional pricing period extension feature was activated, the pricing period will automatically be extended, and if the threshold price is satisfied on the next three trading days (or a subset thereof), then those three days (or a subset thereof) will be included in the pricing period in lieu of the three days on which the threshold price was not met. As a result, the purchase price will be based upon the ten trading days of the initial and extended pricing period on which the threshold price was satisfied and all of the optional cash investment will be invested (rather than 30% being returned to the participant).

Reinvested Dividends

The plan will also acquire shares for participants who have elected to reinvest all or a portion of their dividends if, at some time in the future, a dividend is declared by our board of directors. Purchases of shares of our Class A common stock through the reinvestment of dividends, if any are declared, will begin on the dividend payment date. The purchase price of shares acquired through the plan through the reinvestment of dividends will be equal to:

•

in the case of newly issued shares of our Class A common stock, the average of the high and low sale prices, computed up to three decimal places, if necessary, of our Class A common stock as reported by the Nasdaq Stock Market on the dividend payment date. If no trading is reported for the dividend payment date, the purchase price will be equal to the average of the high and low sale prices of our Class A common stock as reported by the Nasdaq Stock Market on the first trading day immediately preceding the investment date for which trades are reported; or

•	in the case of shares purchased in the open market or in privately negotiated transactions, the weighted average price of all shares purchased with the dividend funds.

The price at which shares are acquired under the plan is referred to in this prospectus as the investment price. The trading period over which the investment price is calculated for purchases in excess of $10,000 per month is referred to as the pricing period. The date on which shares are acquired under the plan for participants who have made a purchase election is referred to in this prospectus as the investment date.

Please note that participants will not be able to instruct the plan administrator to purchase shares at a specific time or at a specific price.

13.	HOW ARE OPTIONAL CASH INVESTMENTS AND AUTOMATIC DEDUCTIONS FOR AMOUNTS OF $10,000 OR LESS MADE?

All participants, including brokers, banks and nominees with respect to shares registered in their name on behalf of beneficial owners, are eligible to make optional cash investments at any time.

Other interested investors that are not shareholders of our company are also eligible to make initial investments in our Class A common stock at any time by submitting an initial purchase form and funds representing their desired initial investments.

The plan administrator will apply all investments under $10,000 per month by check, for which good funds are received at least one business day before the first day of the pricing period, to the purchase of shares of our

Class A common stock on the applicable investment date for that pricing period. If good funds are received by the plan administrator for checks after this deadline, they will not be invested until the next following investment date. No interest will be paid on any funds pending investment. All optional cash investments are subject to collection by the plan administrator for full face value in U.S. dollars.

There is no obligation to make an optional cash investment at any time, and the amount of such investments may vary from time to time.

All optional cash investments made by check should be made payable to:

“EquiServe—XM”

and mailed to the plan administrator, along with the cash investment or other transaction form attached to the bottom of each statement of holdings, at the address listed on the form. Due to the longer clearance period, the plan administrator is unable to accept checks clearing through non-United States banks. Any checks not drawn on a United States bank or not payable in United States dollars will be returned to the participant, as will any cash or third party checks. If you are not in the United States, contact your bank to verify that they can provide you with a check that clears through a United States bank and can print the dollar amount in United States funds. Other forms of payment, such as wire transfers, may be made, but only if approved in advance by the plan administrator. Inquiries regarding other forms of payments and all other written inquiries should be directed to the plan administrator at the address set forth in Question 5.

If you choose to make automatic deductions from your bank account, you must authorize the plan administrator to deduct at least $100.00 from your U.S. bank account each month. (An automatic deduction of bank account takes approximately 4 to 6 weeks before the first investment is initiated.) Your account will be debited three business days prior to the monthly investment date. You may authorize such deduction by going to www.equiserve.com, by completing the automatic deduction of bank account on the initial purchase form if you are a new investor or by completing the automatic monthly investment form (if you are a current shareholder). For new investors making their initial purchase by automatic deductions from their bank account, such deductions must continue until the $1,000.00 initial investment minimum is reached. Such deductions will continue until you change them by notifying the plan administrator.

In the event that any form of payment is returned unpaid for any reason, the plan administrator will consider the request for investment of such funds null and void and shall immediately remove from the participant’s account shares, if any, purchased upon the prior credit of such funds. The plan administrator shall then be entitled to sell those shares to satisfy any uncollected amounts. If the net proceeds of the sale of these shares are insufficient to satisfy the balance of the uncollected amounts, the plan administrator shall be entitled to sell such additional shares from the participant’s account necessary to satisfy the uncollected balance. Any deposit returned unpaid will be subject to a $25.00 fee that will be deducted from the participant’s account.

14.	HOW ARE OPTIONAL CASH INVESTMENTS OF MORE THAN $10,000 MADE?

Optional cash investments in excess of $10,000 per month may be made only pursuant to a request for waiver accepted by us. Participants may ascertain whether we are accepting requests for waiver in any given month, and certain other important information, by telephoning XM Treasury at (202) 380-4259 or such other number as we may establish for this purpose from time to time. Participants who wish to make an optional cash investment in excess of $10,000 for any investment date, including those whose proposed investments have been aggregated so as to exceed $10,000 as described above, must obtain our prior written approval and a copy of such written approval must accompany any such optional cash investment. Good funds for such optional cash investments exceeding $10,000 per month must be received by the plan administrator no later than one business day prior to the first day of the pricing period. To obtain a request for waiver or additional information, a participant may call XM Treasury at the number above. Completed requests for waiver should be faxed directly to XM Treasury at (202) 380-4500 or such other number as we may establish for this purpose from time to time.

We also may make the foregoing information available on the XM Treasury segment of our website at http://www.xmradio.com or on another website we may establish for this purpose from time to time. The website may also contain a form for submitting a request for waiver via electronic mail.

We have sole discretion to grant any approval for optional cash investments in excess of the allowable maximum amount. In deciding whether to approve a request for waiver, we will consider relevant factors including, but not limited to:

•	our need for additional funds,

•	the attractiveness of obtaining such additional funds through the sale of our Class A common stock as compared to other sources of funds,

•	the purchase price likely to apply to any sale of Class A common stock,

•	the participant submitting the request,

•	the extent and nature of such participant’s prior participation in the plan,

•	the number of shares held of record by such participant, and

•	the aggregate amount of optional cash investments in excess of $10,000 for which requests for waiver have been submitted by all participants.

If requests for waiver are submitted for any investment date for an aggregate amount in excess of the amount we are then willing to accept, we may honor such requests in order of receipt, pro rata or by any other method that we determine, in our sole discretion, to be appropriate.

We reserve the right to modify, suspend or terminate participation in the plan by otherwise eligible registered holders or beneficial owners of our Class A common stock for any reason whatsoever, including elimination of practices that are not consistent with the purposes of the plan.

Threshold Price with Respect to Optional Cash Investments Made Pursuant to Requests for Waiver

We may establish for any pricing period a threshold price applicable to optional cash investments made pursuant to requests for waiver. At least three trading days prior to the first day of the applicable pricing period, we will determine whether to establish a threshold price and, if a threshold price is established, its amount, and will so notify the plan administrator. This determination will be made by us in our sole discretion after a review of current market conditions, the level of participation in the plan, and current and projected capital needs. Participants may ascertain whether a threshold price has been set or waived for any given pricing period and any applicable discount by telephoning XM Treasury at (202) 380-4259 or at such other number as we may establish from time to time.

If established for any pricing period, the threshold price will be stated as a dollar amount that the volume weighted average price obtained from Bloomberg, LP (unless such service is unavailable, in which case we will designate another service to be utilized prior to the beginning of the pricing period), rounded to three decimal places, if necessary, for the trading hours from 9:30 a.m. to 4:00 p.m., Eastern Time, must equal or exceed on each trading day of the relevant pricing period. In the event that the threshold price is not satisfied for a trading day in the pricing period or there are no trades of our Class A common stock reported by the Nasdaq Stock Market for a trading day, then that trading day will be excluded from the pricing period with respect to optional cash investments made pursuant to requests for waiver, and all trading prices for that day will be excluded from the determination of the purchase price. For example, if the threshold price is not satisfied for three of the 10 trading days in a pricing period, then the purchase price will be based upon the remaining seven trading days on which the threshold price was satisfied.

In addition, a pro rata portion of each optional cash investment made pursuant to a request for waiver will be returned for each trading day of a pricing period on which the threshold price is not satisfied or for each trading day on which no trades of shares of Class A common stock are reported on the Nasdaq Stock Market, as soon as reasonably practicable after the pricing period without interest, subject to the pricing period extension feature described in Question 12. The returned amount will equal one-tenth of the total amount of such optional cash investment, not just the amount exceeding $10,000, for each trading day that the threshold price is not satisfied. Thus, for example, if in October 2003, the threshold price is not satisfied or no such sales are reported for 3 of the 10 trading days in a pricing period,  3/10, or 30%, of such optional cash investment will be returned to the participant without interest.

During any month we activate the continuous settlement feature, in the event the threshold price is not satisfied for a trading day during the pricing period or there are no trades of our Class A common stock reported by the Nasdaq Stock Market for a trading day, there would be no investment with respect to that trading day, and the one-tenth of the accepted waiver request amount allocated to that trading day would be returned to the participant as soon as reasonably practicable after the pricing period without interest, subject to the pricing period extension feature described in Question 12.

The establishment of the threshold price and the possible return of a portion of the investment applies only to optional cash investments made pursuant to a request for waiver but applies to the entire amount of the optional cash investment, including the first $10,000. Setting a threshold price for a pricing period shall not affect the setting of a threshold price for any subsequent pricing period. For any particular month, we may waive our right to set a threshold price. Neither we nor the plan administrator will be required to provide any written notice to participants as to the threshold price for any pricing period. Participants may, however, ascertain whether a threshold price has been set or waived for any given pricing period and any applicable discount by telephoning XM Treasury at (202) 380-4259 or at such other number as we may establish from time to time.

Discount

Each month, at least three trading days prior to the first day of the applicable pricing period, we may establish a discount from the investment price applicable to shares purchased under the plan with cash investments in excess of $10,000 pursuant to a request for waiver during that month. Such discount, which we refer to as the discount, may range between 0% and 5% of the investment price and may vary each month. The discount may be increased, decreased or eliminated by us in any given month. We also reserve the right to establish a reverse auction procedure by which participants seeking to make optional cash investments under a waiver may submit to us a “bid” with respect to the discount at which they are willing to make the optional cash investment. Participants may obtain the discount applicable to the next pricing period by telephoning XM Treasury at (202) 380-4259 or at such other number as we may establish from time to time. Setting a discount for a particular month shall not affect the setting of a discount for any subsequent month.

15.	WHAT LIMITATIONS AND EXCEPTIONS APPLY TO OPTIONAL CASH INVESTMENTS?

Minimum/Maximum Limits

For any investment date, optional cash investments made by our shareholders are subject to a minimum of $100 per investment and a maximum of $10,000 per month, unless a request for waiver has been approved as described above, and optional cash investments made by interested investors who are not then shareholders of our company are subject to a minimum initial investment of $1,000 and a maximum of $10,000, unless a request for waiver has been approved.

Optional cash investments of less than the allowable monthly minimum amount and that portion of any optional cash investment that exceeds the allowable monthly maximum amount will be returned, except as noted above, promptly to participants, without interest, but subject to a $25.00 fee. Optional cash investments submitted by brokerage firms or other nominees on behalf of a participant may be aggregated for purposes of determining whether the $10,000 limit will be exceeded. In addition, we reserve the right to treat optional cash investments submitted on forms reflecting participants with the same name, address or social security or taxpayer identification number as a single investor for purposes of determining whether the $10,000 limit would be exceeded. Please note that dividend funds, if any, will not be combined with optional cash investments in determining whether the $10,000 limit has been exceeded.

16.	WHAT IF A PARTICIPANT HAS MORE THAN ONE ACCOUNT IN THE PLAN?

For the purpose of the limitations discussed in this prospectus, we reserve the right to aggregate all optional cash investments for participants with more than one account using the same name, address or social security or taxpayer identification number. For participants unable to supply a social security or taxpayer identification number, participation may be limited by us to only one plan account. Also, for the purpose of such limitations, all plan accounts that we believe to be under common control or management or to have common ultimate beneficial ownership may be aggregated. In the event we exercise our right to aggregate investments and the result would be an investment in excess of $10,000 without an approved request for waiver, we will return, without interest, but subject to a $25.00 fee, as promptly as practicable, any amounts in excess of the investment limitations.

17.	IN WHAT SITUATIONS WILL AN INVESTMENT BE RETURNED TO A PARTICIPANT?

The plan administrator will return optional cash investments less than $10,000 to a participant provided the plan administrator receives a written request at least two business days prior to Cash Purchase Investment Date. Optional cash investments less than $10,000 will be returned by check, without interest, as soon as reasonably practicable. Please note that optional cash investments greater than $10,000 for which a participant has received an approved request for waiver will not be returned to a participant. Question 11 further provides for returns of optional and initial cash investments if such investments are not made within 35 days of receipt of funds. Additionally, Question 11 provides that cash dividends will be disbursed if not invested within 30 days of the dividend payment date. Question 14 provides for the return of optional cash investments greater than $10,000 if the threshold price is not met or no trades of common stock occur on an investment date.

18.	WILL CERTIFICATES BE ISSUED TO PARTICIPANTS FOR THE SHARES OF OUR CLASS A COMMON STOCK PURCHASED UNDER THE PLAN?

All shares purchased pursuant to the plan will be held in “book entry” form through accounts maintained by the plan administrator. This serves to protect against the loss, theft or destruction of certificates evidencing shares. Participants may contact the plan administrator at the address or telephone number set forth in Question 5 above, or may utilize the cash investment and other transaction form attached to the bottom of each statement of holdings, in order to request a certificate for all or a portion of the shares held in book-entry form. Upon such a request, the plan administrator will, within five business days of receipt of the request, issue and deliver certificates for the whole shares credited to that participant’s account. Certificates will be issued only in the same names as those enrolled in the plan. In no event will certificates for fractional shares be issued.

If a participant requests a certificate for whole shares of our Class A common stock held in his or her account, distributions on those shares will continue to be reinvested under the plan in the same manner as prior to the request so long as the shares of Class A common stock remain registered in the participant’s name.

19.	MAY A PARTICIPANT DEPOSIT WITH THE PLAN ADMINISTRATOR CERTIFICATES FOR SHARES WHICH HE OR SHE ALREADY OWNS OUTSIDE THE PLAN?

Yes, if the certificates are unrestricted. Whether or not the participant has previously authorized reinvestment of dividends, certificates registered in the participant’s name that do not bear any legend restricting transfer may be surrendered to the plan administrator for deposit in the participant’s plan account. If a participant desires to deposit certificates for shares of our Class A common stock with the plan administrator, the participant should send the certificate(s) by registered mail with return receipt requested and insured for 2% of the market value (the participant should not endorse the certificate(s) or complete the assignment section), to the plan administrator at the address listed in Question 5.

20.	CAN PARTICIPANTS SELL SHARES HELD UNDER THE PLAN?

Participants may contact the plan administrator in order to request the sale of all or a portion of the shares held in their plan account. Following receipt of instructions from a participant, the plan administrator will sell, through an independent broker or institution, those shares as soon as practicable and will remit a check for the proceeds of such sale, less a service charge equal to $15.00, brokerage commissions and any applicable taxes.

Shares to be sold will be aggregated by the plan administrator and generally sold within five business days. The sales price per share will be equal to the weighted average price of all shares sold on the trading day, less brokerage commissions, which are currently equal to $0.12 per share.

Please note that the plan administrator is not able to accept instructions to sell on a particular date or at a specific price.

21.	CAN A PARTICIPANT TRANSFER SHARES HELD IN THE PLAN TO SOMEONE ELSE?

Participants may transfer ownership of a portion or all of the shares held in their plan account. Participants should contact the plan administrator at the address or telephone number listed in Question 5 for detailed transfer instructions.

22.	WHAT HAPPENS IF A PARTICIPANT SELLS OR TRANSFERS SHARES OR ACQUIRES ADDITIONAL SHARES?

If a participant has elected to have dividends automatically reinvested in the plan (if dividends are paid at our discretion) and subsequently sells or transfers all or any part of the shares registered in the participant’s name, automatic reinvestment will continue as long as shares are registered in the name of the participant or held for the participant by the plan administrator or until termination of enrollment or the participant specifies otherwise. Similarly, if a participant has elected the “Full Dividend Reinvestment” option under the plan and subsequently acquires additional shares registered in the participant’s name, dividends paid on such shares will automatically be reinvested until termination of enrollment or the participant specifies otherwise. If, however, a participant has elected the “Partial Dividend Reinvestment” option and subsequently acquires additional shares that are registered in the participant’s name, dividends will be reinvested according to the participant’s instructions as given on the most recent shareholder authorization form. Participants may change their dividend reinvestment elections by submitting a new shareholder authorization form or by contacting the plan administrator. However, we remind you that it is unlikely we will pay cash dividends in the foreseeable future.

23.	WHAT REPORTS ARE SENT TO PARTICIPANTS?

After any activity occurs relating to a participant’s plan account, the participant will be sent a statement of holdings that will provide a record of the costs of the shares of our Class A common stock purchased or the price of the shares sold for that account, the purchase or sale date and the number of shares of Class A common stock then in that account. We recommend that you retain these statements for income tax and general record keeping purposes.

In addition, each participant will be sent our annual report, notice of annual meeting and proxy statement and income tax information for reporting distributions received. All reports and notices from the plan administrator will be addressed to the participant’s address of record. Participants should notify the plan administrator promptly in writing of any change of address.

24.	MAY A PARTICIPANT TERMINATE HIS OR HER PLAN ACCOUNT?

Yes, a participant may terminate his or her plan account by contacting the plan administrator at the address, website or telephone number listed in Question 5 or by utilizing the cash investment and other transaction form attached to each statement of holdings. Participation will be terminated as soon as practicable provided the request is received at least five business days prior to the payable date for a dividend payment. If the request is received less than five business days prior to the payable date for a dividend payment, the termination may be postponed until after the reinvestment of any dividends on the dividend payment date. After that time all cash dividends, if any, on shares owned by such participant will be sent to the participant.

If a purchase of shares on behalf of a participant pursuant to the plan is pending, such participant may not terminate enrollment until after the investment date relating to such pricing period. Any fractional shares held in the plan at the time of termination will be sold and a cash payment will be made. That cash payment will be based upon the then-current market price, less any service charge and processing fees. If a participant’s plan account balance falls below one full share, the plan administrator reserves the right to liquidate the fraction and remit the proceeds, less any applicable fees, to the participant at its address of record.

We reserve the right to deny, suspend or terminate participation by a shareholder who is using the plan for purposes inconsistent with the intended purpose of the plan. In such event, the plan administrator will notify you in writing and will continue to keep your shares safe but will no longer accept optional cash investments or reinvest your dividends. The plan administrator will issue a certificate to you upon request.

25.	WHAT HAPPENS WHEN A PARTICIPANT TERMINATES AN ACCOUNT?

As soon as practicable after notice of termination is received, the plan administrator will send to the participant (1) a certificate evidencing all whole shares of our Class A common stock held in the account and (2) a check representing the value of any fractional shares of our Class A common stock held in the account. After an account is terminated, we will pay all distributions for the terminated account to the participant unless the participant re-elects to participate in the plan.

When terminating an account, the participant may request that all shares of our Class A common stock, both whole and fractional, held in the plan account be sold, or that certain of the shares of such Class A common stock be sold and a certificate be issued for the remaining shares. The plan administrator will remit to the participant the proceeds of any sale of shares of our Class A common stock, less the charges, fees and commissions listed in Question 20. The sale price per share will be equal to the weighted average price of all shares sold on the trading day, less brokerage commissions, which are currently $0.12 per share.

26.	WHEN MAY A FORMER PARTICIPANT RE-ELECT TO PARTICIPATE IN THE PLAN?

Generally, any former participant may re-elect to participate at any time. However, the plan administrator reserves the right to reject any authorization form on the grounds of excessive joining and withdrawing. This reservation is intended to minimize unnecessary administrative expense and to encourage use of the plan as a long-term investment service.

27.	WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF PARTICIPATING IN THE PLAN?

The federal income tax consequences resulting from optional cash investments are uncertain. Participants may be deemed to receive a distribution from us upon the purchase of shares pursuant to the plan in an amount equal to the excess, if any, of the fair market value of the shares acquired on the investment date plus the participant’s share of any fees paid by us over the purchase price for the shares. The fair market value of shares acquired on an investment date is not likely to differ from the amount of optional cash investment by participants making investments not exceeding $10,000 in any single month. Participants making investments exceeding $10,000 in a single month who are eligible for a discount may be more likely to have a difference between the fair market value of shares acquired on an investment date and the amount of optional cash investment.

Any such deemed distribution will be treated as a taxable dividend to the extent attributable to our current or accumulated earnings and profits and then only if other shareholders receive or are deemed to receive distributions of cash or other property from us. If the deemed distribution is taxable as a dividend, the shares purchased under the plan will have a tax basis equal to the amount of the optional cash investment plus the amount of the deemed distribution, if any, which is treated as a taxable dividend. If the deemed distribution is not treated as a taxable dividend, the effect of such distribution on a shareholder’s basis in his shares is uncertain. If the distribution is treated as made solely with respect to the newly acquired shares, or if the shareholder does not own other shares of our Class A common stock at the time of the optional cash investment, the basis of such newly acquired shares will generally equal the amount paid for such shares. However, if the distribution is treated as made with respect to both the newly acquired shares (or fraction thereof) and the other shares of our Class A common stock held by such shareholder, the basis of the newly acquired shares (or fraction thereof) may exceed the amount paid for such shares and the basis for the shares held prior to the optional investment would be correspondingly reduced. In any event, the aggregate bases for all of a shareholder’s shares of our Class A common stock will be equal to the aggregate bases for the shares previously owned plus the amount paid for the newly acquired shares. Finally, it is unclear as to whether any gain or loss realized with respect to a deemed nondividend distribution in excess of stock basis would be calculated on a per-share basis or on an aggregate basis for all of the holder’s shares, including the shares, or fraction thereof, purchased under the plan.

As to reinvested dividends, participants will be treated as having received a distribution from us equal to the fair market value on the investment date of the shares, if any, acquired with reinvested dividends pursuant to the plan plus the participant’s share of any fees paid by us. Such distribution will be treated as a taxable dividend to the extent attributable to our current or accumulated earnings and profits. If we do not have earnings and profits, any excess will first be treated as a tax-free return of capital, causing a reduction in the basis of existing shares, and the balance will be treated as capital gain recognized on a sale or exchange. A participant’s tax basis in the distributed shares will equal the fair market value of such shares on the investment date plus the participant’s share of any fees paid by us.

A participant’s holding period for shares acquired pursuant to the plan will begin on the day following the date on which the shares are credited to the participant’s account. When a participant receives certificates for whole shares credited to the participant’s account under the plan, the participant will not realize any taxable income. However, a participant that receives a cash adjustment for a fraction of a share will realize a gain or loss with respect to such fraction. A gain or loss also will be realized by the participant whenever whole shares are sold, either pursuant to the participant’s request, upon withdrawal from the plan or after withdrawal from the plan. The amount of such gain or loss will be the difference between the amount that the participant receives for the shares or fraction of a share and the tax basis of the participant in the shares.

THE FOREGOING IS ONLY A SUMMARY OF THE FEDERAL INCOME TAX CONSEQUENCES OF PARTICIPATION IN THE PLAN AND DOES NOT CONSTITUTE TAX ADVICE. THIS SUMMARY IS BASED ON THE CURRENT STATE OF FEDERAL LAW AND DOES NOT TAKE INTO ACCOUNT POSSIBLE CHANGES IN SUCH LAW. ANY SUCH CHANGES MAY HAVE RETROACTIVE EFFECT AND MAY ADVERSELY AFFECT THE DISCUSSION IN THIS SUMMARY. THIS SUMMARY DOES NOT ADDRESS THE SPECIAL TAX CONSEQUENCES THAT MAY BE APPLICABLE TO CERTAIN PARTICIPANTS SUBJECT TO SPECIAL TAX TREATMENT (INCLUDING TAX-EXEMPT ORGANIZATIONS, BROKERS, DEALERS AND FOREIGN SHAREHOLDERS). THIS SUMMARY DOES NOT REFLECT EVERY POSSIBLE OUTCOME THAT COULD RESULT FROM PARTICIPATION IN THE PLAN AND, THEREFORE, PARTICIPANTS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS FOR FURTHER INFORMATION WITH RESPECT TO THE FEDERAL, FOREIGN, STATE AND LOCAL TAX CONSEQUENCES OF PARTICIPATION IN THE PLAN.

28.	HOW ARE THE PARTICIPANT’S SHARES OF CLASS A COMMON STOCK VOTED AT SHAREHOLDER MEETINGS?

The plan administrator will send participants proxy materials, including a proxy card, relating to both the shares for which participants hold physical certificates and the shares of our Class A common stock held in their plan accounts. Shares will be voted at shareholder meetings as that participant directs by proxy. Shares of our Class A common stock may also be voted in person at the meeting.

29.	WHAT IS THE RESPONSIBILITY OF XM SATELLITE RADIO HOLDINGS INC. AND THE PLAN ADMINISTRATOR UNDER THE PLAN?

We and the plan administrator, in administering the plan, are not liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability:

•	with respect to the prices and times at which shares of our Class A common stock are purchased or sold for a participant; or

•	with respect to any fluctuation in market value before or after any purchase or sale of shares of our Class A common stock; or

•	arising out of any failure to terminate a participant’s account upon that participant’s death prior to the plan administrator’s receipt of notice in writing of the death.

Neither we nor the plan administrator can provide any assurance of a profit, or protect a participant from a loss, on shares of our Class A common stock purchased under the plan. These limitations of liability do not affect any liabilities arising under the federal securities laws, including the Securities Act of 1933.

The plan administrator may resign as plan administrator of the plan at any time, in which case we will appoint a successor plan administrator. In addition, we may replace the plan administrator with a successor plan administrator at any time.

30.	WHAT HAPPENS IF WE MAKE A DISTRIBUTION OF SHARES OF CLASS A COMMON STOCK OR SPLIT OUR SHARES?

If there is a distribution payable in shares of our Class A common stock or a Class A common stock split, the plan administrator will receive and credit to the participant’s plan account the applicable number of whole and/or fractional shares of Class A common stock based on the number of shares of Class A common stock held in the participant’s plan account and registered in the participant’s name. If we effect a reverse stock split, the number of shares held in each participant’s plan account will be proportionately reduced.

31.	WHAT HAPPENS IF WE HAVE A RIGHTS OFFERING?

If we have a rights offering in which separately tradable and exercisable rights are issued to registered holders of shares of our Class A common stock, we will transfer the rights attributable to whole shares of our Class A common stock held in a participant’s plan account and registered in the participant’s name to the plan participant as promptly as practicable after the rights are issued.

32.	MAY A PARTICIPANT PLEDGE SHARES OF CLASS A COMMON STOCK HELD IN HIS OR HER PLAN ACCOUNT?

A participant may not pledge shares of our Class A common stock held in his or her plan account, and any such purported pledge will be void. A participant who wishes to pledge shares of our Class A common stock must request that a certificate for those shares first be issued in the participant’s name or transferred to a brokerage account.

33.	MAY WE SUSPEND OR TERMINATE THE PLAN?

We may suspend or terminate the plan at any time. If we suspend or terminate the plan, all funds held by us for investment will be returned without interest. We also reserve the right to modify, suspend, terminate or refuse participation in the plan to any person at any time.

34.	MAY WE AMEND THE PLAN?

We may amend or supplement the plan at any time. Any amendment or supplement will only be effective upon mailing appropriate written notice at least 30 days prior to the effective date thereof to each participant. Written notice is not required when an amendment or supplement is necessary or appropriate to comply with the rules or policies of the Securities and Exchange Commission, the Internal Revenue Service or other regulatory authority or law, or when an amendment or supplement does not materially affect the rights of participants. The amendment or supplement will be deemed to be accepted by a participant unless, prior to the effective date thereof, the plan administrator receives written notice of the termination of a participant’s plan account. Any amendment may include an appointment by the plan administrator or by us of a successor bank or agent, in which event we are authorized to pay that successor bank or agent for the account of the participant all distributions and distributions payable on shares of our Class A common stock held by the participant for application by that successor bank or agent as provided in the plan.

35.	WHO INTERPRETS AND REGULATES THE PLAN?

We are authorized to issue such interpretations, adopt such regulations and take such action as we may deem reasonably necessary to effectuate the plan. Any action we or the plan administrator take to effectuate the plan in the good faith exercise of our judgment will be binding on participants.

USE OF PROCEEDS

Unless otherwise described in a supplement to this prospectus used to offer specific securities, we intend to use the net proceeds from the sale of securities under this prospectus along with funds available from prior offerings and from other financing sources for operational, promotional, subscriber acquisition, joint development and manufacturing costs and expenses and for working capital and general corporate purposes.

PLAN OF DISTRIBUTION

Except to the extent the plan administrator purchases shares of our Class A common stock in the open market or in privately negotiated transactions with third parties, we will sell directly to the plan administrator the shares of our Class A common stock acquired under the plan. There are no brokerage commissions in connection with the purchases of such newly issued or treasury shares of Class A common stock.

In connection with the administration of the plan, we may be requested to approve investments made pursuant to requests for waiver by or on behalf of participants or other investors who may be engaged in the securities business.

Persons who acquire shares of Class A common stock through the plan and resell them shortly after acquiring them, including coverage of short positions, under certain circumstances, may be participating in a distribution of securities that would require compliance with Regulation M under the Securities Exchange Act of 1934 and may be considered to be underwriters within the meaning of the Securities Act of 1933. We will not extend to any such person any rights or privileges other than those to which it would be entitled as a participant, nor will we enter into any agreement with any such person regarding the resale or distribution by any such person of the shares of our Class A common stock so purchased. We may, however, accept investments made pursuant to requests for waiver by such persons.

From time to time, financial intermediaries, including brokers and dealers, and other persons may engage in positioning transactions in order to benefit from any waiver discounts applicable to investments made pursuant to requests for waiver under the plan. Those transactions may cause fluctuations in the trading volume of our Class A common stock. Financial intermediaries and such other persons who engage in positioning transactions may be deemed to be underwriters. We have no arrangements or understandings, formal or informal, with any person relating to the sale of shares of our Class A common stock to be received under the plan. We reserve the right to modify, suspend or terminate participation in the plan by otherwise eligible persons to eliminate practices that are inconsistent with the purpose of the plan.

In connection with any investment in which the plan administrator purchases shares of our Class A common stock on the open market or in privately negotiated transactions with third parties, you will pay your pro rata share of all brokerage commissions and fees. Upon withdrawal by a participant from the plan by the sale of shares of our Class A common stock held under the plan, the participant will receive the proceeds of that sale less a service charge, brokerage commission and any applicable withholdings, transfer or other taxes.

Our Class A common stock may not be available under the plan in all states. We are not making an offer to sell our Class A common stock in any state where the offer or sale is not permitted.

SALES OF SHARES BY PARTICIPANTS

Participants that request the sale of any of their shares of Class A common stock held in the plan must pay a service charge equal to $15.00, plus a commission currently equal to $0.12 per share, plus any applicable taxes.

Shares of our Class A common stock may not be available under the plan in all states. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any shares of our Class A common stock or other securities in any state or any other jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

VALIDITY OF THE OFFERED SECURITIES

Certain legal matters with respect to the Class A common stock offered by this prospectus will be passed upon for us by Hogan & Hartson L.L.P., Washington, D.C.

EXPERTS

The consolidated financial statements and schedule of XM Satellite Radio Holdings Inc. and subsidiaries (the “Company”) as of December 31, 2001 and 2002 and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement, in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing. The audit reports contain an explanatory paragraph that states that the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets as of January 1, 2002.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of those documents upon payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You can review our SEC filings and the registration statement by accessing the SEC’s Internet site at http://www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Statements in this prospectus regarding the contents of any contract or other document may not be complete. You should refer to the copy of the contract or other document filed as an exhibit to the registration statement. Later information filed with the SEC will update and supersede information we have included or incorporated by reference in this prospectus.

We incorporate by reference the following documents filed by us:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 31, 2003;

•	Current Reports on Form 8-K filed January 15, 2003 and January 29, 2003;

•	Definitive proxy statement on Form 14A filed on April 21, 2003; and

•	The description of our Class A common stock set forth in our registration statement filed under Section 12 of the Securities Exchange Act on Form 8-A on September 23, 1999, including any amendment or report filed with the SEC for the purpose of updating such description.

These filings and all other reports and amendments filed by us with the SEC can be accessed, free of charge, through our website at http://www.xmradio.com/investor/investor_financial_and_company.html on the same day that they are electronically filed with the SEC.

In addition to the documents listed above, we incorporate by reference any future filings made by us, including filings made prior to the effectiveness of this registration statement, with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering of the securities made by this prospectus is completed or terminated.

We will provide you with a copy of the information we have incorporated by reference. You may obtain this information at no cost by writing or telephoning us at: 1500 Eckington Place, N.E., Washington, D.C. 20002, (202) 380-4000, Attention: Investor Relations.

SCHEDULE A

IMPORTANT DATES FOR OPTIONAL CASH INVESTMENTS

(2003)

THRESHOLD PRICE AND WAIVER DISCOUNT ANNOUNCEMENT DATE	WAIVER CASH PURCHASE DUE DATE	PRICING PERIOD COMMENCEMENT DATE	PRICING PERIOD CONCLUSION DATE(1)	CASH PURCHASE INVESTMENT DATE(2)
2/5/03	2/7/03	2/10/03	2/24/03	2/24/03
3/5/03	3/7/03	3/10/03	3/21/03	3/21/03
4/2/03	4/4/03	4/7/03	4/21/03	4/21/03
5/7/03	5/9/03	5/12/03	5/23/03	5/23/03
6/4/03	6/6/03	6/9/03	6/20/03	6/20/03
7/2/03	7/7/03	7/8/03	7/21/03	7/21/03
8/6/03	8/8/03	8/11/03	8/22/03	8/22/03
9/3/03	9/5/03	9/8/03	9/19/03	9/19/03
10/8/03	10/10/03	10/13/03	10/24/03	10/24/03
11/5/03	11/7/03	11/10/03	11/21/03	11/21/03
12/3/03	12/5/03	12/8/03	12/19/03	12/19/03
(1)	Subject to the activation of the optional pricing period extension feature.
(2)	Subject to the activation of the continuous settlement feature.

IMPORTANT TELEPHONE NUMBERS

TO OBTAIN	CALL
Information Concerning Your Plan Account	(781) 575-3400
Authorization and enrollment forms	(781) 575-3400
Whether Requests for Waiver are being accepted; Price and Discount Information	(202) 380-4259
Requests for Waiver	(202) 380-4259